UNITED STATES   |   ENGLAND   |   GERMANY   |   CHINA

PETER J. EKBERG
PEkberg@faegre.com
(612) 766-8505

February 6, 2007

By Edgar and Overnight Mail

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:	Pamela A. Long
Assistant Director

Re:	Advanced BioEnergy, LLC
Amendment No. 2 to Registration Statement on Form SB-2
File No. 333-137299
Filed December 20, 2006

Ladies and Gentlemen:

On behalf of Advanced BioEnergy, LLC, a Delaware limited liability company (the “Company”), for which we are serving as counsel, we are pleased to submit this response to the comments of the Staff, as set forth in Ms. Long’s letter dated January 26, 2007 to Revis L. Stephenson III, Chairman and Chief Executive Officer of the Company, on amendment no. 2 to the registration statement referenced above (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”).  This letter should be read in conjunction with the accompanying amendment No. 3 to the Registration Statement (“Amendment No. 3”) which was filed by the Company on the date hereof with the Commission.  This letter also serves to file via electronic transmission a copy of Amendment No. 3 pursuant to Rule 101(a)(2)(i) of Regulation S-T.  This letter contains the responses to the Staff’s comments.  Please note that, in addition to responding to the Staff’s comments, Amendment No. 3 includes certain other changes.

The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company.

2200 WELLS FARGO CENTER   |   90 SOUTH SEVENTH STREET   |   MINNEAPOLIS MINNESOTA 55402-3901

TELEPHONE 612-766-7000   |   FACSIMILE 612-766-1600   |   WWW.FAEGRE.COM

General

1.              With your future filings, please furnish us with a detailed cover letter setting forth your response to staff comments and pinpoint citations to any corresponding changes to your disclosure.  Specifically marked copies of your amendment coupled with a detailed cover letter will greatly facilitate the review process.

The Staff’s comments are noted, and each of the Staff’s consecutively numbered comments is set forth herein in italics, followed by the Company’s response.  We are also delivering, by overnight mail to Mr. Franker, a copy of this letter and four bound copies of Amendment No. 3, which have been marked to show changes from the Registration Statement filed with the Commission on December 20, 2006.  As requested, all page references in this letter refer specifically to the page numbers in Amendment No. 3.  In addition, the enclosed Amendment No. 3 has been revised to reflect additional material changes to the Company’s business that have arisen since the filing of amendment No. 2, including the following:

•             the Company has entered into a Design-Build Agreement with Fagen, Inc. for construction of the Company’s proposed ethanol plant near Northfield, Minnesota (revisions reflected on pages 3, 7, 15, 49, 53, 54, 56, 60, 100, 103 and 104);

•             the Company has selected a site near Argos, Indiana and received local zoning approvals required to construct the Company’s proposed ethanol facility (revisions reflected on pages 1, 3, 52-53, 85 and 100); and

•             the Company has obtained an unsecured $5 million line of credit through its subsidiary, HGF Acquisition, LLC, for payment of additional amounts required in connection with construction of Heartland Grain Fuel’s expansion facility in Aberdeen, South Dakota (revisions reflected on pages 5, 7, 15, 50, 60, 63, 70-72, and 98-99).

2.              To provide greater clarity, please revise to disclose the relationship, if any,between Fagan and ICM.  For instance, we note disclosure on page 2 stating that Fagan is building your Nebraska plant using ICM’s technology and on page 89 stating that you acquired Indiana Renewable Fuels to, in part, acquire their letter of intent with Fagan to build the Indiana plant, but that following the transaction you entered into a letter of intent with ICM to build the Indiana plant.

The prospectus has been revised on pages 2 and 100 in response to the Staff’s comment.  Supplementally, it is our understanding and belief that Fagen and ICM do not have any relationship with one another, except that both are in the business of designing and building ethanol plants, and certain technology used in the production of ethanol and incorporated into the design of ethanol plants is owned by ICM and licensed to Fagen for use in plants constructed by Fagen.

3.              We note repetitive disclosure throughout your document.  For example, you discuss the project development agreement with Messrs. Stephenson and Holmes on pages 5, 27, 31, 32, 34, 36, 105, 106, and 110.  Please revise your disclosure to eliminate unnecessary repetition.  Refer to Note 4 to Rule 421(b) of Regulation C.

The Staff’s comments are noted.  We have revised the prospectus throughout to eliminate unnecessary repetition.

Risk Factors, page 8

4.              Please note that you should not describe any possible risk, no matter how remote. This section should set forth a meaningful discussion of material risks that investors should consider in making their investment decision.  Throughout your risk factors section, please review and revise as necessary to remove risks that are immaterial, and to remove narrative information that does or should appear elsewhere in the prospectus that is not necessary for investors to understand the risk.

The Staff’s comments are noted.  We have revised the risk factors on pages 11 through 28 accordingly.

Risks Related to Construction of the Ethanol Plants, page 14
We may need to increase cost estimates . . ., page 15

5.              We note your disclosure that estimated construction costs for the Nebraska and Indiana plants have increased significantly and that steel prices are subject to significant volatility.  Please revise to clarify whether the increase in your cost estimates is attributable to rising steel prices.  To the extent that your increased cost estimates are the result of other factors, disclose these and consider moving your discussion of increased steel prices to a separate risk factor.

We have revised the risk factor in “Risks Related to Construction of the Ethanol Plants” on page 16 and “Management’s Discussion and Analysis” on pages 51 and 52 in response to the Staff’s comments.

Risks Related to Ethanol Production, page 17
We expect to depend on natural gas energy to power the ethanol plants, page 18

6.              Please revise to disclose the basis for your statement that “[n]atural gas costs traditionally represent approximately 15% of the total cost of production of ethanol.”  In addition, please provide this support to us and tell us whether the source is publicly available without charge.

We have revised the disclosure on page 18 in response to the Staff’s comments.  We supplementally advise the Staff that this information is publicly available without charge from the Ohio Corn Growers Association on their website at http://www.ohiocorn.org/ethanolgaspoints.html (see the 10th point).

There is currently a shortage of rail cars . . ., page 19

7.              We note your statement that you expect to transport “a substantial amount” of the ethanol produced by your plants by rail and that if you cannot obtain a sufficient number of rail cars, you “may not be able to operate our plants at full capacity . . .”  Please revise your disclosure under this heading to clarify the extent to which you intend to rely on rail transportation to distribute ethanol you produce.  Your current disclosure suggests that you have no alternative to shipment by rail. Please clarify if that is the case.  If you intend to rely on other methods of distribution that present material risks to your operations, please disclose these in a separate risk factor.

We have revised the disclosure on page 19 in response to the Staff’s comments.

Ethanol imported from Brazil . . ., page 21

8.              We note your disclosure on page 55.  Please expand your discussion of the significance of the current tariff in protecting the domestic ethanol market from competition and to address, to the extent known or reasonably knowable, the likelihood that the tariff will be reduced or eliminated.  To provide investors with a clearer sense of the risk, please expand your discussion to address the comparative advantages that ethanol produced from sugarcane in Brazil would have over domestically produced ethanol if U.S. tariffs were reduced or eliminated.

We have revised the risk factor on page 21 and deleted the discussion relating to potential elimination of this tariff on page 55 in response to the Staff’s comments.

Risks Related to the Offering, page 23
This is a “best efforts” offering . . ., page 23

9.              Please reconcile your statement that you “will need to raise at least $40 million in this offering in order to close on funds that will permit us to incur debt financing to complete construction at the Aberdeen plan expansion,” with your disclosure on page 4 that you will use $36 million of the offering proceeds to fund the Aberdeen expansion.  Anticipated offering expenses of approximately $800,000 do not appear to account for this discrepancy.

We have revised the prospectus on page 23 to delete this risk factor.  Supplementally, the Staff is advised that although the equity portion of the financing required to fund the expansion of our Aberdeen facility is $36 million, the Company will not be permitted to draw down any of those proceeds from escrow until it has sold at least $40 million of units.  The $40 million amount reflects the Company’s determination of anticipated expenses and working capital needs, in addition to the $36 million required for the Aberdeen expansion.

We have limited experience . . ., page 23

10.       Please tell us what you mean by your statement that “[m]ost of our executive officers and directors have limited or no broker-dealer experience . . . .” We note your statement on page 5 in response to comment 9 of our letter dated November 20, 2006, that none of executives through whom you will offer units are registering as broker-dealers in reliance upon Exchange Act Rule 3a4-1.

None of the Company’s executive officers or directors are, or have been, registered broker-dealers other than Revis Stephenson, the Company’s chairman and chief executive officer.  Consistent with the statement you referenced on page 5, Mr. Stephenson will not be offering units.  That will be done by Donald Gales, Richard Peterson and Bill Paulsen pursuant to the exemption from the broker-dealer registration requirement set forth in Rule 3a4-1 under the Securities Exchange Act of 1934.

Investors will not be allowed to withdraw their investments . . .,  page 23

11.       Please expand your disclosure to clarify the circumstances in which you may make a rescission offer.

The Company has revised this risk factor on page 24 to delete reference to a rescission offer.  The Company is not currently aware of any circumstances where it would make a rescission offer.

These units will be diluted in value . . ., page 25

12.       Please update your disclosure of the number of units outstanding.  We note your disclosure on page 30 that you currently have 8,613,481 units outstanding, while 7,165,600 units were outstanding on September 30, 2006.

Of the Company’s 8,613,481 units currently outstanding, 7,165,600 were issued at less than $20 per unit.  Subsequent to September 30, 2006 (the Company’s year end), the Company issued 1,403,031 units to Aventine and South Dakota Wheat Growers in connection with the acquisition of their interests in Heartland Grain Fuels.  These units were issued in exchange for interests valued by the Company at $20 per unit.  In addition, the Company issued 44,850 restricted units to affiliates of Revis Stephenson and Donald Gales in connection with the Company’s acquisition of these interests in Heartland Grain Fuels.  The Company has revised the risk factor on page 25 to note that 7,210,450 units were issued at a price less than $20 per unit.

Risks Related to Conflicts of Interest, page 27
Our directors have other business and management responsibilities . . ., page 27

13.       It appears that a substantial portion of the risk described under this heading relates to your directors’ interests as significant unitholders, that these interests may diverge from other unitholders, and that they may not be consistent with the directors’ duties to other unitholders.  Please revise your discussion to focus on the risk presented to public investors, including the aggregate percentage of units currently held by these directors.  Discussion of the transactions through which these directors acquired their units should be moved to a more appropriate section of your prospectus.

This risk factor on page 28 has been revised accordingly.

Our transactions with WDB, Inc. and Bettger Brothers Partnership . . ., page 28

14.       Please revise this and the following risk factor to clearly disclose how the particular related party transaction constitutes a material risk to investors.  Alternatively, delete these risk factors.

These risk factors on page 28 have been deleted.

Dilution, page 30

15.       Please update your dilution discussion to provide the net tangible book value as of the date of the prospectus.  See Regulation S-B, Item 506(b)(1).

We have reviewed the requirements of Regulation S-B, Item 506(b)(1) and believe that the disclosure complies. The dilution discussion on pages 30 through 33 has been revised to reflect all issuances of units up through the date of the prospectus.  In addition, the dilution tables have been revised to reflect an immediate dilution in units purchased in the offering assuming that a second closing under the Heartland transaction does not occur, and assuming that it does occur.

16.                               Please revise your disclosure in the paragraph immediately following the table to clarify the units that were issued as seed capital, as the amount discussed differs from that in the table.  Please also tell us why the units issued to BioEnergy Capital Consultants are presented in two lines in the table.  In addition, please revise your disclosure under this heading to clarify why, as of September 30, 2006, there were 6,498,400 units held by “members” and 7,165,000 “total” units outstanding in light of your response to comment 4 of our letter dated November 20, 2006.

The disclosure in the paragraph immediately following the table on page 30 has been revised in response to the Staff’s comments to indicate that the number of units issued as seed capital is the same number of units as those discussed in the paragraph below, and to reflect units issued to BioEnergy Capital Consultants on one line item.  The references to the units held by “members” in the first paragraph below the table refers to units outstanding as of September 30, 2006 for which members had paid cash, and the reference in the paragraph immediately following to the “total” units outstanding includes an additional 667,200 units for which non-cash consideration was received.

17.       Please tell us the basis for your exclusion of the units issued to Aventine and SDWG in connection with your purchase of their interests in Heartland Grain Fuels as well as the restricted units issued to Messrs. Stephenson and Gales.  Please note that your primary disclosure should reflect the net tangible book value increase to existing unit holders and dilution to new investors as a result of the offering.  Refer to Item 506(b) of Regulation S-B.  We may have additional comments upon review of your response.

The dilution tables on page 31 have been revised to reflect the inclusion of the units issued to Aventine and SDWG in connection with the Company’s acquisition of their interests in Heartland Grain Fuels as well as restricted units issued, and which we anticipate will be issued, to affiliates of Messrs. Stephenson and Gales, and to reflect the net tangible book value increase to existing unitholders and dilution to new investors as a result of the offering.

Capitalization, page 36

18.       Please revise your discussion to clarify whether units issued to Messrs. Stephenson and Holmes under the project development fee agreement are separate from units issued for their efforts to organize and develop your company, or otherwise revise your disclosure to clarify that there was a single issuance.

Please confirm that all issued shares are included in their respective aggregate ownership amounts.

The disclosure in the Capitalization section on pages 35 and 36 has been revised in response to the Staff’s comments to indicate that the units issued to Messrs. Stephenson and Holmes under the project development fee agreement are not different from the units issued for their efforts to organize and develop the Company’s Nebraska plant.  We supplementally confirm to the Staff that all issued units are included in their respective aggregate ownership amounts.

Management’s Discussion and Analysis, page 48
Trends and Uncertainties Impacting the Ethanol Industry . . ., page 53

19.       We note your statement that “[t]he Energy Information Administration estimates that 130,000 barrels per day of ethanol will be needed to replace the volume of MTBE . . . .”  It appears to us, however, that the February 2006 Energy Information Administration (EIA) study to which you refer concluded that an additional 130,000 barrels of ethanol could be necessary to replace to volume of MTBE removed from the market and that the industry lacked the active volume capacity necessary to meet 2006 demand.  Please revise your discussion to clarify that the EIA concluded ethanol capacity was insufficient to replace MTBE demand at the time the study was conducted.

The prospectus has been revised on page 48 to delete the reference to the Energy Information Administration estimates.

Description of Our Business, page 79
Company Structure, page 79

20.       Please provide a chart of your subsidiaries giving effect to the acquisition of Heartland Grain Fuels and Dakota Fuels.

The chart requested has been provided on page 86 of the prospectus.

Plants Under Development, page 89
Indiana Plant, page 89

21.       We note your statement on page 90 that “Indiana’s corn production for 2006 is forecasted at 893.5 million bushels in Indiana.”  Please revise to clarify whether you are relying on the Indiana Agricultural Statistics Service for this information and tell us whether this information is publicly available without charge.

The Staff’s comments are noted and the disclosure on page 101 has been revised accordingly.  The Staff is supplementally advised that the information referred to is publicly available without charge.

22.       Please revise to disclose the basis for your statement that “[s]ome growers expect that up to 80% of Indiana’s row-crop acreage could be planted regularly . . . .”

The Staff’s comments are noted and the disclosure on page 101 has been revised accordingly. The Staff is supplementally advised that the information referred to is publicly available without charge.

Certain Relationships and Related Transactions, page 110

23.       We note your statements that a majority of your independent directors approved or ratified various related party agreements and including “at least two directors who have no interest in the transaction . . . .”  Please revise throughout this section to clarify whether you are including directors with an interest in the transaction as “independent directors.”

The disclosure in the section “Certain Relationships and Related Transactions” on pages 119-121 has been revised accordingly.

Possible Conversion to Corporation, page 119

24.       Please revise to disclose whether you have any current plans to convert your form of organization to a corporation.

We have revised the disclosure on pages 8, 26 and 130 to disclose that the Company has no current plans to convert its form of organization to a corporation.

Units We Have Agreed to Register, page 119

25.       Please delete the prospective reference to your “initial public offering,” as this has already occurred.

The reference to “initial public offering” on page 131 has been deleted and the prospectus revised accordingly.

Recent Sales of Unregistered Securities, page II-2

26.       Please expand your discussion of the November 7, 2006 transactions to discuss the facts on which you rely in claiming exemption from the registration provisions of the Securities Act.  See Regulation S-B, Item 701(d).

We have revised our discussion of the November 7, 2006 transaction in Part II of Item 26 in response to the Staff’s comments.

Exhibits

27.       We note that you have not yet derived revenues from operations and that Heartland Grain Fuels “sells the ethanol it produces to Aventine pursuant to an ethanol marketing agreement.”  Please file this agreement as an exhibit to your registration statement.  See Regulation S-B, Item 601(b)(10)(i)(B).

The ethanol marketing agreement with Aventine has been filed as an exhibit to the registration statement.

28.       Please tell us what consideration you gave to filing Heartland Grain Fuels’ grain origination agreement with South Dakota Wheat Growers to provide corn upon completion of the Aberdeen plant expansion, as well as the distillers’ grain marketing agreement with Dakotaland Feeds and any other similar agreements, as exhibits to your registration statement.  Refer to Item 601(b)(10) of Regulation S-B.

The filing has been revised to include both the Grain Origination Agreement between Heartland Grain Fuels and South Dakota Wheat Growers Association and the By-Product Marketing Agreement between Heartland Grain Fuels and Dakotaland Feeds.

Closing Comment

29.       Please also review the representations requested on pages 6-7 of our letter dated October 12, 2006, and provide these representations in the form requested.

The Company has reviewed the representations and will provide those to the Staff in the form requested at the time the Company determines to request acceleration of effectiveness of its Registration Statement.

We appreciate the Staff’s prompt review of Amendment No. 3.  If we can facilitate the Staff’s review of Amendment No. 3, or if the Staff has any questions on any of the information set forth herein, please telephone Jonathan Zimmerman at (612) 766-8419 or the undersigned at (612) 766-8505.  Either of us may also be reached toll-free at (800) 328-4393.  Our fax number is (612) 766-1600.  Thank you again for your time and consideration.

Very truly yours,

/s/ Peter J. Ekberg

Peter J. Ekberg

cc:	Matt Franker, Staff Attorney (by overnight mail)
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Revis L. Stephenson III (by e-mail; w/ encl.)